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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 8)*

                         TELOS CORPORATION
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                          (Name of Issuer)

          12% CUMULATIVE EXCHANGEABLE REDEEMABLE PREFERRED STOCK
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                    (Title of Class of Securities)

                              87969B 20 0
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                            (CUSIP Number)

                           Timothy G. Ewing
                          Ewing and Partners
                           2200 Ross Avenue
                            Suite 4660 West
                          Dallas, Texas  75201
                             (214) 999-1900
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(Name, Address, Telephone Number of Person Authorized to Receive Notices and
                              Communications)

                                July 31, 1998
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 6 Pages
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CUSIP No. 87969B 20 0                              Page 2 of 6 Pages
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Ewing & Partners
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP           (a) [ ]

                                                              (b) [ ]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS
     WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
     TO ITEMS 2(d) OR 2(e)                                        [ ]
     Not applicable
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE VOTING POWER
     714,317
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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED VOTING POWER
     -0-
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9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE DISPOSITIVE POWER
     714,317
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10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    714,317
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.87%
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14. TYPE OF REPORTING PERSON
    PN
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CUSIP No. 87969B 20 0                              Page 3 of 6 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Value Partners, Ltd.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP            (a) [ ]

                                                              (b) [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS
    WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)
    Not applicable                                                [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    714,317
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
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9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    714,317
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10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    714,317
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                  [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.87%
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14. TYPE OF REPORTING PERSON
    PN
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CUSIP No. 87969B 20 0                                 Page 4 of 6 Pages
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                  AMENDMENT NO. 8 to SCHEDULE 13D

     This statement amends ("Amendment No. 8") the Schedule 13D (the "Schedule"), and Amendment No. 1 to the Schedule ("Amendment No. 1"), Amendment No. 2 to the Schedule ("Amendment No. 2"), Amendment No. 3 to the Schedule ("Amendment No. 3"), Amendment No. 4 to the Schedule ("Amendment No. 4"), Amendment No. 5 to the Schedule ("Amendment No. 5"), Amendment No. 6 to the Schedule ("Amendment No. 6") and Amendment No. 7 to the Schedule ("Amendment No. 7") filed by Value Partners, Ltd. ("VP") and Ewing and Partners ("E&P") (or its predecessor, Fisher Ewing Partners) with the Securities and Exchange Commission on November 13, 1995, February 15, 1996, May 13, 1996, November 6, 1996, December 24, 1996, April 2, 1997, April 27,
1998 and April 28, 1998, respectively, with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share (the "Exchangeable Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer"). (The Schedule and Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and this Amendment No. 8 are collectively referred to herein as the "Schedule" where the context so permits.) All defined terms refer to terms defined herein, in the Schedule and in Amendment Nos. 1, 2, 3, 4, 5, 6 and 7. Notwithstanding this Amendment No. 8, the Schedule and Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 speak as of their respective dates. The Schedule and Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 are amended only to the extent set forth below:

Item 4.  Purpose of Transaction appearing in the Schedule is amended by the
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         addition of the following:

"Item 4.  Purpose of Transaction
--------------------------------

     The purpose of the acquisition of shares of the Issuer's Exchangeable Preferred Stock by VP and E&P is for investment. The shares reported on this Schedule were not purchased with the intention of exercising control over the Issuer. Although the Exchangeable Preferred Stock is non-voting stock, it has the exclusive right to vote as a class for up to two directors to the Board of Directors of the Issuer if at any time or times dividends payable on the Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods. The Issuer's Form 10-Q for the quarterly period ended March 31, 1998 stated that no dividends on the Exchangeable Preferred Stock were declared or paid during fiscal years 1992 through 1997. Consequently, VP and E&P were of the belief that,pursuant to the terms of the Issuer's amended and restated articles of incorporation, there were two vacancies on the Board of Directors of the Issuer, constituting the "Class D" directors, who may be elected exclusively by the holders of the Exchangeable Preferred Stock.

     As described in Amendment No. 6, the Issuer was ordered by the United States District Court for the Eastern District of Virginia, Alexandria Division (the "Court"), to hold a special meeting ("Special Meeting") of the holders of the Exchangeable Preferred Stock for the purpose of electing the two Class D directors. The Issuer notified the holders of the Exchangeable Preferred Stock that the Special Meeting would be held on July 31, 1998 at 10:00 a.m.

     On or about July 8, 1998, VP mailed to all holders of the Exchangeable Preferred Stock definitive proxy materials and, with the assistance of D.F. King & Co., Inc., solicited the votes of said holders for
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CUSIP No. 87969B 20 0                              Page 5 of 6 Pages
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candidates for the Class D director positions.  VP spent approximately
$200,000 in its efforts to require that the Issuer hold a Special Meeting and elect the VP Nominees. VP presently intends to seek reimbursement from the Issuer for such costs.

     The Special Meeting was held on July 31, 1998 and, with a quorum being present and voting throughout, the VP Nominees were duly elected as the Issuer's two Class D directors. Based on information believed to be reliable (although the Issuer has not yet released the official vote tally), over 70% of the issued and outstanding shares of the Exchangeable Preferred Stock voted at such meeting and over 90% of such votes were cast for the VP Nominees.

     While VP and E&P intend to exercise their rights as stockholders, except as set forth herein, none of VP, E&P or Mr. Ewing currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     Notwithstanding the above, VP or E&P may vote the Exchangeable Preferred Stock as permitted by the Issuer's governing corporate documents. In addition, VP or E&P may exercise any or all rights available to holders of the Exchangeable Preferred Stock. In the future, VP or E&P may determine to purchase additional shares of the Issuer's Exchangeable Preferred Stock (or other securities of the Issuer) or VP or E&P may determine to sell shares of the Issuer's Exchangeable Preferred Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects, VP's or E&P's capital requirements and alternative investments."
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CUSIP No. 87969B 20 0                               Page 6 of 6 Pages
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                              SIGNATURES



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 8 to the Schedule 13D is true, complete and correct.

Value Partners, Ltd.



By:       Ewing and Partners,
          its General Partner


          /s/ Timothy G. Ewing
          -------------------------
          Timothy G. Ewing, Partner

          Date:   August 14, 1998



          Ewing and Partners

By:       /s/ Timothy G. Ewing
          -------------------------
          Timothy G. Ewing, Partner

          Date:   August 14, 1998
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